UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)

Under the Securities Exchange Act of 1934

PARAMOUNT GOLD AND SILVER CORP.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

69924P102
(CUSIP Number)

Robert A. Grauman, Esq.
Baker & McKenzie LLP
1114 Avenue of the Americas
New York NY 10036
(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Statement on Schedule 13D dated and filed March 23, 2009, as amended by Amendment No. 1 dated and filed May 28, 2009, Amendment No. 2 dated and filed July 21, 2009 and Amendment No. 3 dated and filed August 6, 2009 (as so amended, the “Statement”), filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada (“FCMI”), and Albert D. Friedberg (collectively with FCMI, the “Filing Persons”), relating to the common stock, $0.001 par value (the “Common Shares”), of Paramount Gold and Silver Corp., a Delaware corporation (the “Issuer”), is hereby amended with respect to the items set forth below in this Amendment No. 4. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is hereby further amended by deleting the last paragraph of Item 6 of Schedule 13D (Amendment No. 3) and replacing the deleted paragraph with the following:

FCMI has also agreed that, subject to the negotiation of definitive terms and conditions and related definitive documentation, it will provide at least CDN$ 5 million and up to a maximum of CDN $15 million to fund future development projects, including the Issuer’s San Miguel (Mexico) Project and, upon completion of Klondex Acquisition, Klondex’s Fire Creek (Nevada) Project. The parties have not yet conducted any negotiations regarding the terms and conditions for any such financing.

Signature

          After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2009

FCMI FINANCIAL CORPORATION

By:	/s/ Henry Fenig
Name:	Henry Fenig
Title:	Executive Vice President

/s/ Albert D. Friedberg
Albert D. Friedberg